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                                           [LOGO OF WELLS FARGO ADVANTAGE FUNDS]

                                               Wells Fargo Funds Management, LLC
                                                   525 Market Street, 12th Floor
                                                                   MAC A0102-120
                                                         San Francisco, CA 94105

                                January 28, 2010

                                                     Writer's Direct Dial Number
                                                          (415) 396-8489

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:  Wells Fargo Master Trust
     Registration No. 811-9689

Dear Ladies/Gentlemen:

     In connection with the registration of Wells Fargo Master Trust (the "Trust") as an investment company under the Investment Company Act of 1940 (the "1940 Act"), we are transmitting for filing on EDGAR, pursuant to Rule 8b-11 of the 1940 Act, the Trust's Amendment No. 69 to its Registration Statement on Form N-1A.

     This Amendment to the Registration Statement of the Trust is being filed to update the September Portfolios of the Trust, and to make certain non-material changes to the disclosure of certain of the Trust's Portfolios.

     Beneficial interests in the Trust are not being registered under the Securities Act of 1933 (the "1933 Act") because such interests will be issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act.

     Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned at the number set forth above.

                                       Very truly yours,

                                       /s/ Alexander Kymn
                                       -----------------------------------------
                                       Alexander Kymn
                                       Senior Counsel